Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

July 18, 2022

VIA EDGAR

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 for Eaton Vance National Municipal Opportunities Trust (the “Fund”) (File Nos.: 333-265180; 811-22269)

Dear Mr. Rosenberg:

This letter responds to comments you provided to the undersigned via telephone on June 23, 2022, in connection with your review of the Fund’s Registration Statement filed on Form N-2 on May 24, 2022 (Accession No. 0000940394-22-001017) with respect to the proposed offering by the Fund of additional shares of common stock, par value $0.01 per share (the “Common Shares”), on a continuous or delayed basis in reliance on Rule 415 under the 1933 Act (the “Shelf Registration Statement”).

We have reproduced the comments below and immediately thereafter provided the Fund’s responses. Responses will be reflected in an amendment to the Fund’s Shelf Registration Statement (the “Amendment”). We request that the Staff review the Amendment as promptly as possible and contact the undersigned at its earliest possible convenience if the Staff has any further comments. The Registrant seeks effectiveness of the Amendment no later than July 28, 2022. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Shelf Registration Statement.

1.	Comment: On the cover page of the Prospectus, the disclosure states, “Investing in shares involves certain risks, including that the Trust will invest substantial portions of its assets in below investment grade quality securities with speculative characteristics, commonly known as “junk”.” Please add the following statement to this paragraph, “These securities are considered predominately speculative with respect to the issuer’s capacity to pay interest and repay principal.”

Response:  After reviewing the above comment, the Fund will incorporate the requested language on page 2 of the Prospectus, under Portfolio Contents, following the additional disclosure requested in Comment 2 listed below.

1.	Comment: On page 2 of the Prospectus, under Portfolio Contents, the disclosure states, “Municipal obligations of below investment grade quality (commonly referred to as “junk” bonds) involve special risks as compared to municipal obligations of investment grade quality.” Please revised the statement to read as follows: “Municipal obligations of below investment grade quality (commonly referred to as “junk” bonds) are predominately speculative and involve special risks as compared to municipal obligations of investment grade quality.”

Response: The requested changes will be made and the sentence will read as follows, “Municipal obligations of below investment grade quality (commonly referred to as “junk” bonds) are predominately speculative with respect to the issuer’s capacity to pay interest and repay principal, and involve special risks as compared to municipal obligations of investment grade quality.”

2.	Comment: On page 2 of the Prospectus, under Leverage, the disclosure states, “The Trust currently uses leverage to seek to enhance returns by investing in residual interest bonds. The Trust will not utilize leverage in excess of 15% of its gross assets.” (“15% Leverage Limit”) Please confirm the 15% Leverage Limit includes all leverage the Fund may engage in and not just the leverage represented by residual interest bonds.

Response: The Fund so confirms.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Sincerely,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee, Esq.

Vice President